October 7, 2013

Kathryn McHale

Senior Staff Attorney

United State Securities and Exchange Commission

Washington, DC 20549

RE:	Peoples Financial Services Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 20, 2013

File No. 333-190587

Dear Ms. McHale:

On behalf of Peoples Financial Services Corp. (“Peoples”), we hereby submit the following responses to your comment letter dated as of October 4, 2013 relating to Peoples’ Amendment No. 1 to Registration Statement on Form S-4 as filed on September 20, 2013 (File No. 333-190587). On October 7, 2013, Amendment No. 2 to Form S-4 (the “Amendment”) was filed.

Each response is preceded by the specific comment contained in your comment letter and numbered accordingly.

Amendment No. 1 to Form S-4

The Merger

Certain Non-Public, Unaudited, Forward-Looking Information...page 47

1.	Disclaimers of responsibility that state or imply that investors are not entitled to rely on the prospectus disclosure are inappropriate. Please revise the fifth paragraph on page 47 as appropriate.

The fifth paragraph on page 47, will be revised in its entirety as follows:

The foregoing projections are provided for the sole purpose of describing certain projections that were exchanged between the parties. Actual results for Peoples, Penseco or the combined company could vary significantly from the projections.

Kathryn McHale

October 7, 2013

Peoples will include the revised fifth paragraph as set forth above on page 47 in a future Rule 424 filing.

Penseco Financial Services Corporation—Form 10-K for the Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Non-Equity Incentive Awards, page 30

2.	We note your response to prior comment 29 in our letter dated September 9, 2013. Please provide draft disclosure to be included in future filings identifying the specific corporate and individual performance goals used to determine non-equity incentive awards for executive officers, even if no compensation is granted.

Penseco proposes to include disclosure in the form of the following illustration, which is based on the 2012 fiscal year, to the Compensation Discussion and Analysis contained in its Annual Report on Form 10-K for the year ending December 31, 2013, and in subsequent future filings as required.

Non-Equity Incentive Awards

Subject to the final approval of Penseco’s full board of directors, the compensation and benefits committee of the board of directors evaluated 2012 company and individual performance relative to goals, determined achievement relative to goals, and authorized payment of non-equity incentive awards. Fifty percent each named executive officer’s 2012 non-equity incentive target award was based on attainment of corporate performance goals relating to core earnings, core revenue, core efficiency ratio, loan growth, deposit growth, asset growth and asset quality, while the remaining fifty percent of the target award for each named executive officer was based on attainment of certain individual goals specific to the business objectives related to the areas managed by such named executive officer. The Chief Executive Officer recommends the corporate and individual goals for each named executive officer. The Chief Executive Officer’s non-equity incentive award was targeted at 35% of his base salary, the Executive Vice President, Chief Lending Officer and Corporate Lending Division Head’s non-equity incentive award was targeted at 30% of his base salary while all other named executive officers’ non-equity incentive awards were each targeted at 20% of their respective base salaries. The committee determined the payout to the Chief Executive Officer. The committee, based on recommendations of the Chief Executive Officer, determined the payouts to the other named executive officers.

Kathryn McHale

October 7, 2013

The same corporate performance measures and goals were used to determine the corporate performance component of the 2012 non-equity incentive awards for each of Penseco’s named executive officers. Within the corporate performance component, each specific measure was assigned a relative weight. Those measures, goals and relative weights, as well as the actual results for the 2012 fiscal year, are as follows:

Corporate performance component—Fifty percent of target award

Corporate Performance Measure	2012 Goal	2012 Actual	Weight %
Core earnings per share	$3.12	$3.23	20%
Core revenue	$43,411,000	$49,032,000	20%
Core efficiency ratio	64.36%	67.06%	10%
Loans, net	$651,070,000	$616,580,000	10%
Total deposits	$737,287,000	$721,948,000	10%
Total assets	$935,456,000	$918,042,000	20%
Asset quality
Net charge-offs / average loans	.34%	.13%	5%
Non-performing loans / total loans	.50%	.37%	5%

Penseco refers to “core” earnings, “core” revenue and other “core” measures to indicate that appropriate adjustments will be made to those measures in the event of any extraordinary transaction or other event. No “core” adjustments were made to 2012 actual results.

Similar to the corporate performance component, each individual performance measure was assigned a relative weight within the individual performance component of the 2012 non-equity incentive awards for each of Penseco’s named executive officers. The individual performance measures, goals and relative weights for each of the named executive officers, as well as the actual results for the 2012 fiscal year, are as follows:

Individual performance component – Fifty percent of target award

Craig W. Best, President and Chief Executive Officer

Individual Performance Measure	2012 Goal	2012 Actual	Weight %
Core earnings per share	$3.12	$3.23	20%
Core revenue	$43,411,000	$49,032,000	20%
Core efficiency ratio	64.36%	67.06%	10%
Loans, net	$651,070,000	$616,580,000	10%
Total deposits	$737,287,000	$721,948,000	10%
Total assets	$935,456,000	$918,042,000	20%
Asset quality
Net charge-offs / average loans	.34%	.13%	5%
Non-performing loans / total loans	.50%	.37%	5%

For 2012, Mr. Best’s individual performance measures matched the corporate performance measures.

Kathryn McHale

October 7, 2013

Patrick M. Scanlon, SVP, Finance Div. Head, Controller and Treasurer

Individual Performance Measure	2012 Goal	2012 Actual	Weight %
Net interest income	$31,930,000	$32,229,000	40%
Non-interest expenses / average assets	2.77%	3.15%	20%
Total assets	$1,000,000,000	$918,042,000	20%

In addition to the objective individual performance measures identified above, twenty percent (20%) of Mr. Scanlon’s individual performance component was determined by his subjective performance relating to the opening of two new bank branches.

Thomas P. Tulaney, EVP, CLO and Corporate Lending Division Head

Individual Performance Measure	2012 Goal	2012 Actual	Weight %
Loans, net	$707,280,000	$616,580,000	30%
Fees on loans	$1,100,000	$1,281,000	10%
Total deposits	$778,140,000	$721,948,000	20%
Total assets	$1,000,000,000	$918,042,000	20%
Non-interest expense / average assets	2.77%	3.15%	10%
Asset quality
Net charge-offs / average loans	.34%	.13%	5%
Non-performing loans / total loans	.50%	.37%	5%

Greg D. Misterman, EVP Chief Credit Officer and Credit Division Head

Individual Performance Measure	2012 Goal	2012 Actual	Weight %
Non-performing loans / total loans	.40%	.37%	20%
Net charge-offs / average loans	.25%	.13%	20%
Loans, net	$707,000,000	$616,580,000	10%
Fees on loans	$1,100,000	$1,281,000	10%
Non-interest expense / average assets	2.77%	3.15%	20%

In addition to the objective individual performance measures identified above, twenty percent (20%) of Mr. Misterman’s individual performance component was determined by his subjective performance relating to the results of the bank’s safety and soundness examination.

Kathryn McHale

October 7, 2013

Lynn M. Peters Thiel, EVP, Retail Banking Division Head

Individual Performance Measure	2012 Goal	2012 Actual	Weight %
Total deposits	$778,140,000	$721,948,000	20%
Service charges on deposit accounts	$3,108,000	$1,918,000	20%
Wealth management revenue	$340,000	$263,800	20%
New merchant accounts	175	147	10%
Demand deposit accounts	26,710	25,733	10%

In addition to the objective individual performance measures identified above, twenty percent (20%) of Ms. Thiel’s individual performance component was determined by her subjective performance relating to the bank’s customer service initiative and the results of the bank’s examinations relating to compliance, bank secrecy and community reinvestment and office audits.

All payments for 2012 non-equity incentive awards were approved and paid in April 2013. Additional details regarding the threshold, target and maximum payouts are set forth in the “2012 Grants of Plan-Based Awards” table on page 33, and actual payouts are included in the “Summary Compensation Table” on page 32.

If you have any additional comments, please contact either Nicholas Bybel, Jr. or the undersigned.

Sincerely,

/s/ Erik Gerhard

Bybel Rutledge LLP

By: Erik Gerhard

cc:	Alan W. Dakey

Scott A. Seasock

Donald R. Readlinger, Esq.